UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nicholas Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65373J209

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65373J209	13G	Page 2 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PELHAM INVESTMENT PARTNERS, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	483,437
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	483,437
9.	aggregate amount beneficially owned by each reporting person	483,437
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	6.63%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 65373J209	13G	Page 3 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PART V CAPITAL MANAGEMENT, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	483,437
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	483,437
9.	aggregate amount beneficially owned by each reporting person	483,437
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	6.63%
12.	type of reporting person (See Instructions)	IA

CUSIP No. 65373J209	13G	Page 4 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) EDWARD A. COLLERY
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	562,727
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	562,727
9.	aggregate amount beneficially owned by each reporting person	562,727
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	7.72%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 65373J209	13G	Page 5 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC FUNDAMENTAL VALUE FUND, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	79,290
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.09%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 65373J209	13G	Page 6 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC FUNDAMENTAL LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	79,290
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.09%
12.	type of reporting person (See Instructions)	IA

CUSIP No. 65373J209	13G	Page 7 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) SC FUND MANAGEMENT LLC PROFIT SHARING PLAN
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	89,522
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	89,522
9.	aggregate amount beneficially owned by each reporting person	89,522
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.23%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 65373J209	13G	Page 8 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PETER M. COLLERY
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	89,522
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	89,522
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	168,812
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	2.32%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 65373J209	13G	Page 9 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) NEIL H. KOFFLER
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	79,290
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.09%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 65373J209	13G	Page 10 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JOHN T. BIRD
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	79,290
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.09%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 65373J209	13G	Page 11 of 15 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) DAVID A. HURWITZ
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	79,290
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	79,290
9.	aggregate amount beneficially owned by each reporting person	79,290
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	1.09%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 65373J209	13G	Page 12 of 15 Pages

Item 1.

(a)	Name of Issuer:	Nicholas Financial, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	26133 US Hwy 19 North, Suite 300
Clearwater, Florida 33763

Item 2.

This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (no par value) of Nicholas Financial, Inc. (the “Issuer”) which are or were beneficially owned by the following reporting persons:

		(i)	Pelham Investment Partners, LP
		(ii)	PART V Capital Management, LLC
		(iii)	Edward A. Collery
		(iv)	SC Fundamental Value Fund, L.P.
		(v)	SC Fundamental LLC
		(vi)	SC Fund Management LLC Profit Sharing Plan
		(vii)	Peter M. Collery
		(viii)	Neil H. Koffler
		(ix)	John T. Bird and
(a)	Name of Person Filing:	(x)	David A. Hurwitz (together, the “Reporting Persons”). This Form is being filed by Pelham Investment Partners, LP (the “Pelham Fund”) on behalf of itself and PART V Capital Management, LLC (the “Pelham GP”), Edward A. Collery (“E. Collery”), SC Fundamental Value Fund, LP (the “SC Fund”), SC Fundamental, LLC (the “SC GP”), SC Fund Management LLC Profit Sharing Plan (the “Plan”) and Peter M. Collery (“P. Collery”), Neil H. Koffler (“Koffler”), John T. Bird (“Bird”) and David A. Hurwitz (“Hurwitz”). E. Collery is the managing member of the Pelham GP and a member of the SC GP. P. Collery is the President and a member of the SC GP and the Trustee of the Plan, Koffler, Bird and Hurwitz are Vice Presidents and members of the SC GP.

(b)	Address of Principal Business Office or, if none, Residence:	The principal business office of each of the reporting persons is:
709 Main Street, 3rd Floor
New Rochelle, NY 10801

(c), (d) and (e):	For information with respect to citizenship or place of organization of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the appropriate cover page above.

CUSIP No. 65373J209	13G	Page 13 of 15 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)-(c) The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 7,289,000 outstanding shares of Common Stock of the Issuer as provided by the Issuer in its Form 10-Q for the quarterly period ended on September 20, 2023, filed on November 14, 2023. The Pelham GP is filing on behalf of the Pelham Fund, which owns 483,437 shares of Common Stock of the Issuer. The SC GP is filing on behalf of the SC Fund, which owns 79,290 shares of Common Stock of the Issuer. E. Collery is the managing member of the Pelham GP and a member of the SC GP. P. Collery, Koffler, Bird and Hurwitz are each members of the SC GP. The Plan owns 89,522 shares of Common Stock of the Issuer. P. Collery is the sole trustee of the Plan.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 65373J209	13G	Page 14 of 15 Pages

Item 8.	Identification and Classification of Members of the Group.

See Exhibit No. 2 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65373J209	13G	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 14, 2024

PELHAM INVESTMENT PARTNERS, LP
By: PART V Capital Management, LLC, its General Partner

By:	/s/ Edward A. Collery
Name: Edward A. Collery
Title: Member

PART V CAPITAL MANAGEMENT, LLC

By:	/s/ Edward A. Collery
Name: Edward A. Collery
Title: Member

/s/ Edward A. Collery
Edward A. Collery

SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

By:	/s/ Edward A. Collery
Name: Edward A. Collery
Title: Member

SC FUNDAMENTAL LLC

By:	/s/ Edward A. Collery
Name: Edward A. Collery
Title: Member

SC FUND MANAGEMENT LLC PROFIT SHARING PLAN

By:	/s/ Peter Collery, its trustee
Name: Peter Collery
Title: Trustee

/s/ Edward A. Collery
Edward A. Collery as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Edward A. Collery
Edward A. Collery as Attorney-in-Fact for
Neil H. Koffler (2)

/s/ Edward A. Collery
Edward A. Collery as Attorney-in-Fact for
John T. Bird (3)

/s/ Edward A. Collery
Edward A. Collery as Attorney-in-Fact for
David A. Hurwitz (4)

(1)	Executed by Edward A. Collery as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Peter M. Collery attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Nicholas Financial, Inc. filed by the parties hereto on July 24, 2023 is incorporated herein by reference.
(2)	Executed by Edward A. Collery as Attorney-in-Fact for Neil H. Koffler. The Power of Attorney for Neil H. Koffler attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of Nicholas Financial, Inc. filed by the parties hereto on July 24, 2023 is incorporated herein by reference.
(3)	Executed by Edward A. Collery as Attorney-in-Fact for John T. Bird. The Power of Attorney for John T. Bird attached as Exhibit 5 to the Statement on Schedule 13G with respect to the Common Stock of Nicholas Financial, Inc. filed by the parties hereto on July 24, 2023 is incorporated herein by reference.
(4)	Executed by Edward A. Collery as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for David A. Hurwitz attached as Exhibit 6 to the Statement on Schedule 13G with respect to the Common Stock of Nicholas Financial, Inc. filed by the parties hereto on July 24, 2023 is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)